Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-   )

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a Form 6-K filed by Ardagh Group S.A. on February 23. 2021.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Entry into a Material Definitive Agreement.

On February 22, 2021, Ardagh Group S.A. (the “Company” or “AGSA”) entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Ardagh Metal Packaging S.A. (“AMPSA”), Gores Holdings V, Inc. (“GHV”) and Ardagh MP MergeCo Inc. (“MergeCo”), which provides for, among other things: (a) a series of transactions that will result in the subsidiaries of AGSA that are engaged in the business of developing, manufacturing, marketing and selling metal beverage cans and ends and providing related technical and customer services becoming wholly-owned by AMPSA (the “Pre-Closing Restructuring”), and (b) the merger of MergeCo with and into GHV, with GHV being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the Pre-Closing Restructuring and other transactions contemplated in the Business Combination Agreement, the “Business Combination”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company on February 22, 2021 and the Board of Directors of GHV on February 22, 2021.

The Business Combination Agreement

Consideration to be Received in the Business Combination

The aggregate consideration to be paid to AGSA pursuant to the Transfer Agreement (as defined within the Business Combination Agreement) and the Business Combination Agreement consists of (a) $2,315,000,000, payable in cash and in equivalent in U.S. dollars or euros (or a combination thereof), (b) 484,956,250 shares of AMPSA, with a nominal value of EUR 0.01 per share (the “AMPSA Shares”), (c) a promissory note issued by AMPSA in the amount of $1,085,000,000, to be paid in cash at the consummation of the Merger (the “Closing”) or, in certain circumstances, a combination of cash and AMPSA Shares, and (d) the right to receive, during the five-year period commencing 180 days after the Closing 60,730,000 additional AMPSA Shares in five equal installments depending on whether the price of AMPSA Shares maintains for a certain period of time a volume weighted average price of $13.00, $15.00, $16.50, $18.00 or $19.50 (collectively, the “AGSA Consideration”).

Representations and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants of AMPSA, AGSA, GHV and MergeCo relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for the Company and GHV to cooperate in the preparation of the Proxy Statement/Prospectus and Registration Statement (as each such term is defined in the Business Combination Agreement) required to be filed in connection with the Business Combination. The covenants of the parties to the Business Combination Agreement will not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing.

Conditions to Consummation of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (a) no action or governmental order or law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the Business Combination or would cause any part of the Business Combination to be rescinded following the Closing; (b) the proposal to adopt the Business Combination Agreement and approve the Business Combination shall have been approved and adopted by the requisite affirmative vote of the GHV stockholders; (c) a Luxembourg statutory independent auditor (réviseur d’entreprises agréé) of AMPSA shall have issued appropriate reports regarding the contributions relating to the AMPSA Shares to be issued to GHV stockholders or AGSA as set forth in the Business Combination Agreement; (d) all closing conditions to the private placement pursuant to which investors will purchase 60,000,000 AMPSA Shares for a purchase price of $10.00 per share (the “PIPE Shares”) shall have been satisfied or waived and the $600,000,000 gross proceeds from the private placement shall have been paid to AMPSA on the date the Merger is consummated; (e) the Registration Statement of which the Proxy Statement/Prospectus forms a part shall have been declared effective under the Securities Act and no stop order or proceedings for purposes of suspending the effectiveness of the registration statement shall have been initiated by the SEC and not withdrawn; and (f) the AMPSA Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (whether before or after the required GHV stockholder vote has been obtained) by mutual written consent of the Company and GHV and in certain other circumstances, including if the Business Combination has not been consummated by September 30, 2021 and the delay in closing prior to such date is not due to the breach of the Business Combination Agreement by the party seeking to terminate.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is incorporated by reference as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Business Combination Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been incorporated by reference to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the respective parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to the Company’s investors and security holders. Company investors and stockholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties or covenants of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Private Placement Subscription Agreements

In connection with the execution of the Business Combination Agreement, on February 22, 2021, AMPSA and GHV entered into Subscription Agreements (each, a “Subscription Agreement” and collectively, the “Subscription Agreements”) with certain investors and Gores Sponsor V LLC (the “Sponsor”), pursuant to which the investors and the Sponsor agreed to purchase, and AMPSA agreed to sell to the investors and the Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000.

The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. Pursuant to the Subscription Agreements, AMPSA agreed that, within 30 calendar days after the date of Closing, it will file with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and AMPSA will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

The Sponsor’s Subscription Agreement is substantially similar to the Subscription Agreement for the investors, except that (i) the Sponsor has agreed to subscribe for up to an additional 9,500,000 AMPSA Shares (the “Backstop Shares”) for a purchase price of $10.00 per share in the event that redemptions of GHV’s Class A Common Stock, if any, result in an aggregate redemption price of more than $1,000,000 and (ii) the Sponsor has the right to syndicate the PIPE Shares required to be purchased under the Sponsor’s Subscription Agreement in advance of the closing of the Business Combination, provided that such syndication shall not relieve the Sponsor of the obligation to ensure that all of the PIPE Shares are acquired and paid for.

The foregoing description of the Subscription Agreement and the issuances contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, a copy of which is incorporated by reference as Exhibit 10.1, and is incorporated herein by reference.

Registration Rights and Lock-Up Agreement

At the Closing, AMPSA, Sponsor, certain persons associated with the Sponsor (together with the Sponsor, the “Gores Holders”) and AGSA will enter into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA agreed that, as soon as practicable, and in any event within 30 days after the Closing, it will file with the SEC (at AMPSA’s sole cost and expense) a registration statement registering the resale of any outstanding AMPSA Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such AMPSA Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline.

Subject to certain exceptions, including in connection with certain exchanges involving AGSA shareholders, AGSA may not transfer any AMPSA Shares beneficially owned or owned of record by it during the period ending 180 days following the date of the Registration Rights and Lock-Up Agreement (the “Share Lock-Up Period”). During the Share Lock-Up Period, no Gores Holder may transfer AMPSA Shares beneficially owned or owned of record by such Gores Holder. During the period ending 30 days after the date of the Registration Rights and Lock-Up Agreement, no Gores Holder may transfer any GHV warrants or any of the AMPSA Shares issued or issuable upon the exercise or conversion of such GHV warrants beneficially owned or owned of record by such Gores Holder. The lock-up provisions are subject to a number of exceptions.

The foregoing description of the Registration Rights and Lock-Up Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights and Lock-Up Agreement, a copy of which is incorporated by reference as Exhibit 10.2 and is incorporated herein by reference.

Warrant Assignment, Assumption and Amendment Agreement

In connection with the Closing, AMPSA will enter into a Warrant Assignment, Assumption and Amendment Agreement with GHV and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, to assume GHV’s obligations under the existing Warrant Agreement, dated August 11, 2020, with respect to GHV’s public and private warrants.

The foregoing description of the Warrant Assignment, Assumption and Amendment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Warrant Assignment, Assumption and Amendment Agreement, a copy of which is incorporated by reference as Exhibit 10.3 and is incorporated herein by reference.

Press Release Announcing Execution of Business Combination Agreement and Investor Presentation

On February 23, 2021, the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is incorporated by reference as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s or GHV’s website and the websites of any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Form 6-K. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated February 23, 2021 that will be used by the Company and GHV with respect to the transactions contemplated by the Business Combination Agreement. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the Business Combination Agreement, (i) AMPSA is expected to file a registration statement on Form F-4 with the SEC that will constitute a prospectus of AMPSA and include a proxy statement of GHV (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the Business Combination Agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the Business Combination Agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about GHV, AMPSA and the proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This Form 6-K is not a solicitation of a proxy from any investor or securityholder. The Company, GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed Business Combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, including, but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed Business Combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the proposed Business Combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed Business Combination on AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed Business Combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed Business Combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed Business Combination; (vii) the ability to maintain, prior to the closing of the proposed Business Combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed Business Combination, AMPSA’s shares on the NYSE; (viii) the price of GHV’s securities prior to the closing of the proposed Business Combination, and AMPSA’s shares after the closing of the proposed Business Combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed Business Combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This Form 6-K relates to the proposed Business Combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT – EEA AND UK RETAIL INVESTORS

The AMPSA Shares to be issued by AMPSA in the Business Combination (the “AMP Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
2.1	Business Combination Agreement, dated as of February 22, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.1 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).
10.1	Form of Subscription Agreement, dated as of February 22, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V and certain investors (incorporated by reference to Exhibit 10.1 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).
10.2	Form of Registration Rights and Lock-Up Agreement to be entered into by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC (incorporated by reference to Exhibit 10.2 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).
10.3	Form of Warrant Assignment, Assumption and Amendment Agreement to be entered into by and among Ardagh Metal Packaging S.A., Gores Holdings V, Inc. and Continental Stock Transfer & Trust Company, a New York corporation (incorporated by reference to Exhibit 10.3 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).
99.1	Press Release issued by the Company on February 23, 2021 (incorporated by reference to Exhibit 99.1 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).
99.2	Investor Presentation of the Company dated February 23, 2021 (incorporated by reference to Exhibit 99.2 to Gores Holdings V, Inc.’s Form 8-K, File No. 001-39429, filed with the SEC on February 23, 2021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 23, 2021

Ardagh Group S.A.

By:	/s/ David Matthews
Name: David Matthews
Title: Chief Financial Officer